

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

> **Re:** **AP Gaming Holdco, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 19, 2013**
> **File No. 000-55119**

Dear Mr. Sambur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company, and revise your registration statement to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

      o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

<u>Explanatory Note, page 1</u>

2.   We note your disclosure that you are filing this registration statement "voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934. . ." and that the "Company is not required to file this Registration Statement pursuant to the Securities Act of 1933. . . ." Please supplementally explain to us your reasons for filing this registration statement. Please also advise us whether you intend to register your shares of common stock under Section 12(b) of the Exchange Act.

<u>Item 1. Business, page 3</u>

<u>Overview, page 3</u>

3.   Please disclose the specific factual basis for and the context of all of AP Gaming Holdco, Inc.'s beliefs, understandings, estimates, and opinions throughout the registration statement. For example, we note your disclosure on page 3 that you "believe that [you] have a leading market position within Class II games in Oklahoma" and that the "Oklahoma Native American gaming market is the third largest gaming market in the United States, with gaming revenues of approximately $3.8 billion in 2012."

4.   We note your disclosure on page 3 that "a strong Class II offering improves a tribe's position when negotiating a Class III compact with the state." Please revise your disclosure to further clarify what you mean by a "strong Class II offering" and also why a strong offering would improve a tribe's negotiating position.

5.   We note references here and throughout the registration statement to "route-based" markets, "route operators" and "route gaming." Please revise your filing to provide more fulsome disclosure of "route" based gaming, operators and markets, including within the context of gaming facilities that you service.

6.   On page 4 you disclose that you have gained "meaningful penetration in [y]our core markets." Please revise your disclosure to explain what you mean by "meaningful penetration."

Business Strategy, page 4

7.   We note your disclosure on page 5 regarding your expected proprietary game library titles "at the end of 2013." Please update your registration statement to provide a current assessment on your proprietary game library.

8.   We note your reference to certain non-GAAP financial measures, such as "incremental EBITDA" on page 5. Please enhance your discussion surrounding your use of these measures to include a more comprehensive discussion of the usefulness of this information to investors and why these measures provide a meaningful assessment of your financial performance, financial position or cash flows. Please revise here and where applicable elsewhere in your registration statement. See Item 10(E)(1)(i)(C) of Regulation S-K.

Apollo Overview, page 7

9.   Please revise to describe briefly the existing arrangements with Apollo and the amounts paid for management and consulting fees in fiscal 2012 and 2011.

Our Operations, page 8

10.   Please revise your registration statement to explain how you decide whether to enter into either revenue share arrangements or daily fee arrangements with your customers.

Products, page 8

11.   The sentence beginning with "[s]ince Roadrunner *is* flexibility to run in both Class *II* and Class *II* formats. . ." [emphasis added] on page 9 is unclear. Please revise.

12.   You disclose on page 10 that one of your strategies is to "carve-out and own specific product categories and subcategories." Please revise your disclosure to clarify what you mean by "carve-out and own." We also note your intention to "dominate sub-categories wherever possible." Please revise your disclosure to clarify what you mean by "dominate."

Customers, page 11

13.   Please expand your disclosure on page 12 to explain why your "WPD has declined in recent years."

14.   We note your disclosure on page 12 that you "generally make efforts to obtain waivers of sovereign immunity in [y]our contracts with Native American customers" but that you "do not always obtain these provisions" and even if obtained, they "can be limited in scope." We also note your disclosure that without a waiver of sovereign immunity, "such

contracts may be practically unenforceable." Further, we note your risk factor "[o]ur ability to effectively compete in Native American gaming markets . . ." on page 20. Please revise here and on page 21 to include disclosure regarding any past experiences or examples you have encountered where your contracts were unenforceable or the limited scope of a sovereign immunity waiver affected contract enforcement.

Research and Development, page 12

15.   Please revise your registration statement to disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. We note your references to an increase in "general and research and development payroll costs" on pages 44 and 45. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Item 1A. Risk Factors, page 17

Our success in the competitive gaming industry depends in large part . . ., page 17

16.   Please revise this risk factor heading to describe and express the specific and immediate effects to investors in the event of your inability to develop and manage frequent introductions of innovative products.

Our ability to operate in our existing markets . . ., page 19

17.   We note your disclosure that you "plan to develop procedures and policies to comply with the requirement of evolving laws . . . ." However, on page 15 you disclose that your "officers, key employees and operational entities have obtained or applied for all required government licenses, permits, registrations . . . to manufacture and distribute gaming products in all jurisdictions where [you] currently do business." Given that you have had operations dating back to at least September 2005 and that you disclose that you are currently in compliance with all necessary licenses and regulations to operate your business, please supplementally explain to us your reference to plans to develop procedures and policies to comply with evolving laws.

Apollo, which will beneficially own all of our equity . . ., page 28

18.   You disclose that upon "becoming the sole holder of all or [y]our equity, Apollo may have interests that differ from . . . the interests of holders of our Common Stock." Please revise your disclosure to clarify that unless and until Apollo holds less than 100% of your common stock, there will be no other holders of your common stock.

Item 2. Financial Information, page 30

Unaudited Pro Forma Consolidated Financial Data, page 31

19.   At the closing of the acquisition, AGS Capital will sell all of the equity interest in AP
        Gaming NV to an officer of AGS Capital pursuant to a purchase and option agreement.
        AGS Capital has a call option to repurchase the equity of AP Gaming NV. Please expand
        your disclosures to explain the business purpose of entering into this purchase and option
        agreement as well as the accounting impact of this agreement.

20.   Your disclosures on page 61 indicate that a management agreement will be in place in
        connection with the consummation of the acquisition. Please disclose the terms of this
        management agreement and reflect this agreement in your pro forma financial
        information.

Unaudited Pro Forma Consolidated Balance Sheet, page 34

21.   Please present the pro forma shares authorized, issued and outstanding on the face of
        your pro forma balance sheet.

Notes to the Unaudited Pro Forma Consolidated Financial Statements, page 35

22.   In light of your recurring losses, please tell us how you determined it was appropriate to
        assume significant income tax benefits will be recognized in arriving at your pro forma
        statements of operations.

23.   In regards to note (f), please address the following:
        • Please separately present each component of the estimated total consideration
          expected to be transferred, including the amounts attributable to contingent
          consideration pursuant to ASC 805-30-25-5. Please clarify how these amounts
          correspond to disclosures provided elsewhere regarding the purchase price, including
          disclosures on page 6. Please disclose the terms of the contingent consideration
          arrangement and its potential impact on future earnings; and
        • Please help us understand why no adjustments to the carrying value of gaming
          equipment, vehicles, and other equipment were required in order to arrive at the
          acquisition-date fair values.

24.   For adjustment (h), please clearly show how you arrived at each adjustment amount,
        including the specific intangible assets being recognized and the corresponding useful
        lives.

25.   Please clarify in your disclosures what the difference is between the $252.5 million of
        proceeds from incurrence of new debt and capital contribution included as part of
        adjustment (i) and the $257.2 million estimate of consideration expected to be transferred

as part of adjustment (f). Please also address how the $17.8 million of cash to the balance sheet included in adjustment (f) is reflected in adjustment (i).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 43

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012, page 43

26.   We note your disclosure that the increase in gaming revenue in the nine months ended September 30, 2013 was partially a result of "the addition of an entirely new lease market." Please revise to clarify where and what this new lease market was.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 45

27.   On page 45 you disclose that the "decrease in equipment sales was primarily due to [y]our decision to focus on the recurring revenue portion of [y]our business rather than game sales. . . ." Please revise your disclosure to more fully explain management's reasons for focusing on recurring revenue at the expense of game sales.

Liquidity and Capital Resources, page 48

28.   Please expand your disclosures to explain what has resulted in you recording recurring net cash provided by operating activities though you have recorded recurring net losses and losses from operations in all periods presented. Based on your current business plan, you believe that your existing cash balances and cash generated from operations will be sufficient to meet your anticipated cash needs for at least the next twelve months. It appears that you have received significant capital contributions in the past, including $60.7 million in 2012, which appears to have been mainly utilized to cure debt covenant violations. Please tell us what consideration you gave to your apparent reliance on these capital contributions in determining that existing cash balances and cash generated from operations will be sufficient to meet your anticipated cash needs for at least the next twelve months.

29.   You are subject to financial covenants under the Initial Term Loan and the Senior Secured Credit Facilities which will be used to finance the proposed acquisition agreement. In light of your previous noncompliance with financial covenants pursuant to the senior secured senior credit facility agreement, please disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the

actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Significant Accounting Policies and Critical Estimates, page 50

30.   The disclosures related to your critical accounting policies appear to be a repeat of your significant accounting policies included in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:
  • Types of assumptions underlying the most significant and subjective estimates;
  • Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
  • A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
  • A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.
  Refer to SEC Releases 33-8098 and 33-8350.

31.   Gaming equipment, vehicles, and other equipment, net as well as intangible assets represent approximately 59% of your total assets at September 30, 2013 and 45% of your pro forma total assets as of September 30, 2013. Please ensure that your expanded disclosures provide a more detailed explanation of your impairment considerations for each type of significant intangible asset recorded, including contract rights under development, customer agreements, third party licenses, and internally developed gaming software. Your disclosures should address the following:
  • Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
  • Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
  • Please disclose your consideration of ASC 985-20-35-4 in regards to capitalized software costs; and
  • To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures related to those assets or asset groups:

- o   The percentage by which the undiscounted cash flows exceed the carrying value;
- o   The carrying value of these assets;
- o   A description of the assumptions that drive the undiscounted cash flows;
- o   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
- o   A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 3. Properties, page 55

32.   Please update your registration statement to provide the status of your lease for your facility in Concord, Ontario which was scheduled to expire in December 2013.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Equity Holder Matters, page 62

33.   You disclose here that you "have not yet issued any shares of Common Stock." We contrast this to disclosure on page 56 that "[a]s of December 19, 2013, [you] had 100 shares of Common Stock issued and outstanding." Please revise to correct this apparent inconsistency, or advise.

Item 10. Recent Sales of Unregistered Securities, page 63

34.   We note your disclosure under Item 4 regarding the issuance of 100 shares to Apollo Gaming Holdings, L.P. Please revise your disclosure here to provide all the information required by Item 701 of Regulation S-K, or advise why you are not required to provide such disclosure.

Item 11. Description of Registrants Securities to be Registered, page 63

35.   We note references to the company's "articles of incorporation." As the company's formation document appears to be a "certificate of incorporation" filed with the Secretary of State in Delaware, please revise where necessary to ensure you are referring to the correct document.

Financial Statements

General

36.   Please provide the financial statements required by Regulation S-X for the registrant, AP
        Gaming Holdco. Alternatively, please tell us why you determined they would not need to
        be provided. Refer to Item 13 of Part I of the Form 10.

37.   Please ensure that you update your financial statements and corresponding financial
        information prior to going effective pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

38.   Based on your description of the Canadian Payroll Tax Receivable on page F-18, please
        help us understand how you determined that cash flows related to this receivable should
        be reflected in cash flows from investing activities rather than cash flows from operating
        activities pursuant to ASC 230-10-45. Please also tell us whether any payments have
        been received subsequent to September 30, 2013 and when you expect to collect
        remaining amounts owed.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

39.   We note your disclosures on page 12 which indicate that your contracts specify
        provisions regarding installation, training, service and removal of machines. Please
        clarify whether your customer arrangements include multiple elements. If so, please
        disclose all of the deliverables included in your multiple-element arrangements pursuant
        to ASC 605-25. Please also disclose how you determined it was appropriate to account
        for each unit of accounting separately, how you allocate amounts to each unit, and how
        you account for each unit. Refer to ASC 605-25, including the disclosure requirements
        of ASC 605-25-50.

Note Receivable and Development Agreements, page F-8

40.   Please address the following regarding your notes receivable and development
        agreements:
        •   Your development agreements with customers appear to have two components. The
            first component appears to represent financing that you provide to your customer for
            new gaming facilities or the expansion of existing facilities. The second component
            appears to represent consideration that you pay in exchange for the customer
            committing to provide you with a certain number of gaming terminal placements,

which you refer to as placement fee arrangements. Certain placement fee arrangements contain performance standards which could enable the customer to reduce this committed floor space in the future. Please help us better understand how you determine the amounts that should be recorded as a note receivable versus an intangible asset. Please better clarify how you determine which portion of the customers' payment to you represents interest income. Please also disclose how you reflect on your financial statements the impact of customers meeting performance standards which correspondingly result in a reduction of committed floor space;

- Your disclosures on page F-15 in note 4 to the financial statements show the amounts on your balance sheets related to these agreements. Please clarify what the differences are between the note receivable, net amounts reflected on page F-15 compared to those amounts reflected on page F-13 in note 3 to the financial statements; and

- Please clarify in your disclosures what the differences are between contract rights under development agreements and customer agreements.

Costs of Computer Software, page F-10

41.   Internally developed gaming software is amortized over the estimated useful lives of the software, generally using the straight-line method. Please tell us what consideration you have to ASC 985-20-35-1 in determining the appropriate amortization method.

Note 3. Notes Receivable, page F-13

42.   Please provide the disclosures required by ASC 310-10-50.

Note 14. Commitments and Contingencies, page F-22

43.   You are subject to federal, state and Native American laws and regulations that affect both your general commercial relationships with Native American tribal customers, as well as the products and services provided to them. Periodically, you review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, you accrue a liability for the estimated loss. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Interim Financial Statements

Note 14. Subsequent Events, page F-42

44.   Please disclose the date through which subsequent events have been evaluated and
        whether that date is the date the financial statements were issued or available to be issued.
        Refer to ASC 850-10-50-1.

45.   In regards to Note C, you waived all outstanding interest due on these loans through the
        date of the financing. You will record the amount as a lease incentive and amortize the
        amount over the remaining length of the lease. Based on the definition of lease incentive
        provided in ASC 840-20-20, please help us better understand how you determined it was
        appropriate to account for this as a lease incentive.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3744 or Alfred Pavot, Staff
Accountant, at 202-551-3738 if you have questions regarding comments on the financial
statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at 202-551-
3787 or me at 202-551-3397 with any other questions.

                                                    Sincerely,

                                                    /s/ Jay Ingram

                                                    Jay Ingram
                                                    Legal Branch Chief

cc: Monica K. Thurmond (*via e-mail*)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP